INNOLOG HOLDINGS CORPORATION
4000 LEGATO ROAD, SUITE 830
FAIRFAX, VIRGINIA 22033

October 15, 2010

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innolog Holdings Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 Amendment No.3 to Current Report on Form 8-K originally filed on August 16, 2010, as amended Filing Date: October 15, 2010
File No.: 333-140633

Dear Mr. Shenk:

This letter is in response to your letter dated September 19, 2010.  For your ease of reference, we have repeated your single comment in this response.  We have also filed Amendment No. 3 to the Current Report on Form 8-K that was originally filed on August 16, 2010 and subsequently amended on August 16, 2010 and August 17, 2010 (the “Amendment”).

Form 8-K filed August 16, 2010

1.           Please amend the filing to present comparative financial statements of Innolog Holdings Corporation as of and for the interim period ended June 30, 2010 pursuant to the first sentence of Rule 8-08 of Regulation S-X to prevent a lapse in financial information reported for Innolog in 2010 as the continuing reporting entity.

We have included our financial statements for the period ended June 30, 2010, as you requested.  Please see exhibit 99.1 of Item 9.01

Additionally, we have corrected errors in the discussions under Item 2.01 titled “Indemnification of Directors and Officers” on page 45 and under Item 5.03 titled “Name Change” on page 49.  We have also included two additional exhibits (one is incorporated by reference), numbers 2.2 and 3.5.  Finally, we have changed the term “shareholders” to “stockholders” and added a defined term.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
October 15, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

INNOLOG HOLDINGS CORPORATION

By:	/s/ William P. Danielczyk
William P. Danielczyk, Executive Chairman

cc:	Theresa Messinese and Doug Jones